EXHIBIT 99.2

Supplemental Discussion of the Financial Results of Caesars Entertainment’s Commercial Mortgage-Backed Securities Related Properties

The properties securing Caesars Entertainment’s commercial mortgage-backed securities (“CMBS Properties”) originally borrowed $6,500.0 million of CMBS financing (the “CMBS Financing”). The CMBS Financing is secured by the assets of the CMBS Properties and certain aspects of the financing are guaranteed by Caesars Entertainment (“Caesars”). The CMBS properties are Harrah’s Las Vegas, Rio, Flamingo Las Vegas, Harrah’s Atlantic City, Paris Las Vegas, and Harrah’s Laughlin.

In this discussion, the words “we” and “our” refer to the CMBS Properties. We are providing this financial information pursuant to the Second Amended and Restated Loan Agreement, dated as of August 31, 2010 (the “CMBS Loan Agreement”), related to the CMBS Financing.

Subsequent to the filing of our annual report on Form 10-K for the year ended December 31, 2011, including Exhibit 99.2 thereto, we identified certain deferred tax gains primarily related to the contribution of O’Shea’s Casino and certain other assets to a subsidiary of Caesars Entertainment Operating Company, Inc. in connection with their development of a retail, dining and entertainment corridor located between the Imperial Palace Hotel and Casino and the Flamingo Las Vegas on the Las Vegas strip. The net impact on the financial statements included herein of correcting for this error is to reduce our deferred tax liabilities and increase our stockholder’s equity by $22.8 million as of December 31, 2011. There are no cash impacts as a result of this correction.

OPERATING RESULTS FOR CMBS PROPERTIES

Overall CMBS Properties Results

The following tables represent CMBS Properties’ unaudited combined condensed balance sheets as of September 30, 2012 and December 31, 2011, and their unaudited combined condensed statements of operations for the quarters and nine months ended September 30, 2012 and 2011, and unaudited combined condensed statements of cash flows for the nine months ended September 30, 2012 and 2011.

CMBS PROPERTIES

COMBINED CONDENSED BALANCE SHEETS

(UNAUDITED)

(In millions)

	September 30, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	$119.8	$151.2
Receivables, net	76.7	77.2
Deferred income taxes	14.0	14.0
Prepayments and other current assets	71.0	62.2
Inventories	12.4	10.6

Total current assets	293.9	315.2
Property and equipment, net	4,936.2	5,094.2
Goodwill	1,690.6	1,690.6
Intangible assets other than goodwill	496.4	543.7
Restricted cash	57.2	74.0
Deferred charges and other	98.5	109.3

	$7,572.8	$7,827.0

Liabilities and Stockholder’s Equity
Current liabilities
Accounts payable	$30.7	$29.0
Interest payable	7.0	7.7
Accrued expenses	158.8	154.5
Current portion of long-term debt	9.0	—
Due to affiliates, net	27.7	15.9

Total current liabilities	233.2	207.1
Long-term debt	4,825.0	5,026.0
Deferred credits and other	29.1	32.4
Deferred income taxes	1,499.9	1,523.4

	6,587.2	6,788.9

Total equity	985.6	1,038.1

	$7,572.8	$7,827.0

CMBS PROPERTIES

COMBINED CONDENSED STATEMENTS OF OPERATIONS

(UNAUDITED)

(In millions)

	Quarter Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Revenues
Casino	$310.6	$312.1	$923.5	$925.1
Food and beverage	132.1	130.5	391.4	379.6
Rooms	114.1	117.6	344.9	344.5
Other	48.5	52.7	141.3	150.4
Less: casino promotional allowances	(89.0)	(91.2)	(263.0)	(266.3)

Net revenues	516.3	521.7	1,538.1	1,533.3

Operating expenses
Direct
Casino	160.2	162.8	481.6	477.1
Food and beverage	65.4	64.6	191.7	183.5
Rooms	30.1	30.5	93.2	87.2
Property, general, administrative, and other	128.4	139.6	378.5	398.8
Depreciation and amortization	39.3	41.5	118.1	118.2
Write-downs and reserves, net of recoveries	2.4	1.9	6.6	6.2
Impairment of Intangible Assets	3.0	—	3.0	—
(Income)/loss on interests in non-consolidated affiliates	(0.6)	(0.3)	(1.1)	1.3
Corporate expense	16.3	16.6	56.7	61.8
Acquisition and integration costs	—	(0.1)	—	0.2
Amortization of intangible assets	14.8	14.9	44.3	44.7

Total operating expenses	459.3	472.0	1,372.6	1,379.0

Income from operations	57.0	49.7	165.5	154.3
Interest expense, net of interest capitalized	(50.5)	(51.5)	(153.0)	(157.8)
Gains on early extinguishments of debt	—	—	78.5	47.5
Other income, including interest income	0.1	0.6	0.7	0.7

Income/(Loss) before income taxes	6.6	(1.2)	91.7	44.7
(Provision)/Benefit for income taxes	(3.3)	0.1	(33.3)	(16.2)

Net income/(loss)	$3.3	$(1.1)	$58.4	$28.5

CMBS PROPERTIES

COMBINED CONDENSED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(In millions)

	Nine Months Ended September 30,
	2012	2011
Cash flows (used in) provided by operating activities	$(11.1)	$110.0

Cash flows from investing activities
Acquisitions of property and equipment, net of change in construction payables	(25.0)	(24.5)
Change in restricted cash	8.2	(81.1)
Other	(3.5)	(5.0)

Cash flows used in investing activities	(20.3)	(110.6)

Cash flows from financing activities
Cash paid for early extinguishments of debt	(121.9)	(108.5)
Cash received from Caesars Entertainment for financing transactions	121.9	108.5

Cash flows used in financing activities	—	—

Net decrease in cash and cash equivalents	(31.4)	(0.6)
Cash and cash equivalents, beginning of period	151.2	121.8

Cash and cash equivalents, end of period	$119.8	$121.2

Cash paid for interest	$121.9	$125.0

RECENT EVENTS

On October 29, 2012, Hurricane Sandy made landfall near Atlantic City, New Jersey. As a result of Hurricane Sandy, Caesars properties in Atlantic City were closed for approximately five days, including Harrah’s Atlantic City. Further, certain of these properties sustained minor damage from the storm. Caesars is in the process of assessing the impact of Hurricane Sandy on Harrah’s Atlantic City, including any post-storm disruption on the property’s ability to attract customers to its facility. Caesars has insurance that covers portions of any losses from a natural disaster such as this, but it is subject to deductibles and maximum payouts. Therefore, Caesars’ ability to estimate the impact that this storm and its aftermath will have on the results of operations of the CMBS Properties for the current quarter and future quarters is subject to uncertainty. However, the results of operations of the CMBS Properties could be significantly affected in the fourth quarter of 2012, subject to Caesars’ determination of potential insurance recoveries, if any.

COMBINED OPERATING RESULTS

	Quarter Ended September 30,		Percentage Favorable/ (Unfavorable)		Nine Months Ended September 30,		Percentage Favorable/ (Unfavorable)
(Dollars in millions)	2012	2011			2012	2011

Casino revenues	$310.6	$312.1	(0.5)%		$923.5	$925.1	(0.2)%
Net revenues	516.3	521.7	(1.0)%		1,538.1	1,533.3	0.3%
Income from operations	57.0	49.7	14.7%		165.5	154.3	7.3%
Net income/(loss)	3.3	(1.1)	*	*	58.4	28.5	104.9%
Operating margin*	11.0%	9.5%	1.5	pts	10.8%	10.1%	0.7	pts

*	Operating margin is calculated as income/(loss) from operations divided by net revenues for the respective period.
**	Not meaningful

Net revenues for the third quarter of 2012 were $516.3 million, down $5.4 million, or 1.0%, from the year-earlier period, due mainly to decreases at Flamingo, Harrah’s Las Vegas and Harrah’s Atlantic City, partially offset by increases at Paris and Rio. Net revenues for the nine months ended September 30, 2012 were $1,538.1 million, up $4.8 million, or 0.3%, from the year-earlier period due mainly to increases at Paris and Rio, partially offset by decreases at Harrah’s Las Vegas and Harrah’s Atlantic City.

For the third quarter of 2012, income from operations increased $7.3 million, or 14.7%, to $57.0 million from $49.7 million in the year-ago third quarter, due mainly to a reduction in property operating expenses that more than offset revenue declines and the impact of a $3.0 million non-cash intangible asset impairment recorded during the quarter related to trademarks. For the nine months ended September 30, 2012, income from operations rose $11.2 million, or 7.3%, to $165.5 million from $154.3 million in the year-ago period due mainly to higher revenues, decreases in property operating expenses, and a decrease in corporate expense, partially offset by the third quarter impairment charge.

Results were also negatively impacted by the closure of O’Shea’s casino in May 2012 to prepare for Project Linq on the Las Vegas Strip, which are estimated to have reduced net revenues by approximately $7 million to $10 million and reduced income from operations by approximately $3 million to $6 million in the third quarter of 2012, and were estimated to have reduced net revenues by approximately $13 million to $19 million and reduced income from operations by approximately $6 million to $11 million for the nine months ended September 30, 2012.

Net income for the third quarter of 2012 was $3.3 million compared with a net loss of $1.1 million in 2011. Net income for the nine months ended September 30, 2012 was $58.4 million, up $29.9 million, or 104.9%, from 2011 due primarily to the increase in income from operations and gains on early extinguishments of debt.

Caesars is exploring an opportunity to develop an approximately $140 million convention center with the support of the NJ Casino Reinvestment Development Authority that would be connected to it’s Harrah’s Atlantic City property. The ability to develop this project will be subject to several factors, including the Company’s ability to obtain financing.

OTHER FACTORS AFFECTING NET INCOME

Expense/(income)	Quarter Ended September 30,		Percentage Favorable/ (Unfavorable)		Nine Months Ended September 30,		Percentage Favorable/ (Unfavorable)
(In millions)	2012	2011			2012	2011

Interest expense, net of interest capitalized	$50.5	$51.5	1.9%		$153.0	$157.8	3.0%
Gains on early extinguishments of debt	—	—	—		(78.5)	(47.5)	65.3%
Provision/(benefit) for income taxes	3.3	(0.1)	*	*	33.3	16.2	(105.6)%

Gains on Early Extinguishments of Debt

Gains on early extinguishments of debt during the quarters and nine months ended September 30, 2012 and 2011 relate to amounts recognized as a result of purchase and sale agreements with certain lenders to acquire mezzanine loans under the CMBS Financing. These events are discussed more fully in the “Liquidity and Capital Resources” that follows herein.

Effective Tax Rate

The effective tax rate for the quarter ended September 30, 2012 and September 30, 2011, was 50.0% and 8.3%, respectively. The primary cause for the change in the quarterly tax rate during the third quarter of 2012, was that more profits were earned in higher taxed jurisdictions when compared with previous quarters. The effective tax rate for Q3 2011 was lower than expected, primarily, due to interest accruals on the Company’s uncertain tax positions that served to offset the tax benefit generated by pre-tax losses incurred.

The effective tax rate expense for the nine months ended September 30, 2012 and September 30, 2011 was 36.3% and 36.2%, respectively. The primary causes for the divergence from the federal statutory rate of 35% relate to state income taxes and interest accruals on the Company’s uncertain tax positions.

Other Items

In August 2011, we contributed the O’ Shea’s Casino (adjacent to the Flamingo Las Vegas) and other assets to a subsidiary of Caesars Entertainment Operating Company, Inc. A portion of the contributed assets were leased back by a CMBS Property. In May 2012, O’Shea’s ceased operations and the lease-back agreement expired. As a result of the expiration of the agreement, $86.2 million of land assets are no longer included as assets of the CMBS Properties.

LIQUIDITY AND CAPITAL RESOURCES

Cost Savings Initiatives

Caesars Entertainment has undertaken comprehensive cost-reduction efforts to rightsize expenses with business levels through its implementation of “Project Renewal,” an initiative designed to reinvent certain aspects of Caesars’ functional and operating units to gain significant cost reductions and streamline its operations. As part of Project Renewal, Caesars designed a shared-services organization that will enable more efficient decision making and sharing of best practices. Caesars anticipates that it will have a permanently lower cost structure and will benefit from greater concentration of specified talent and quicker decision making.

In accordance with our shared-services agreement with Caesars Entertainment, we estimate that Project Renewal and other cost-savings programs produced $15.2 million and $40.6 million in incremental cost savings for the third quarter and nine months ended September 30, 2012 when compared to the same periods of 2011. Additionally, as of September 30, 2012, these cost-savings programs will produce additional annual cost savings of $57.9 million, based on the full implementation of current projects that are in process. As we firm up cost reduction activities, this figure could change.

Capital Spending and Development

We incur capital expenditures in the normal course of business and we perform ongoing refurbishment and maintenance at our existing casino entertainment facilities to maintain our quality standards. We also continue to pursue development and acquisition opportunities for additional casino entertainment and other hospitality facilities that meet our strategic and return on investment criteria.

Our planned development projects, if they go forward, will require, individually and in the aggregate, significant capital commitments and, if completed, may result in significant additional revenues. The commitment of capital, the timing of completion, and the commencement of operations of development projects are contingent upon, among other things, negotiation of final agreements and receipt of approvals from the appropriate political and regulatory bodies. We must also comply with covenants and restrictions set forth in the CMBS Loan Agreement.

Our capital spending for the nine months ended September 30, 2012 totaled $25.0 million, including a increase of $1.6 million of construction payables. Estimated total capital expenditures for 2012 are expected to be between $40.0 million and $50.0 million.

Cash used for capital expenditures in the normal course of business is typically made available from cash flows generated by our operating activities while cash used for future development projects may be funded from established debt programs, specific project financing, or additional debt offerings.

Liquidity

Our cash and cash equivalents, excluding restricted cash, totaled $119.8 million at September 30, 2012, compared to $151.2 million at December 31, 2011. Restricted cash, including $35.3 million included in prepayments and other current assets, totaled $92.5 million at September 30, 2012. Nearly all of the restricted cash consists of cash reserved under loan agreements for development projects and certain expenditures incurred in the normal course of business, such as interest service, real estate taxes, property insurance, and capital improvements.

The CMBS Properties are highly leveraged and a significant amount of our liquidity needs are for debt service. As of September 30, 2012, we had $4,834.0 million book value of indebtedness outstanding. Cash paid for interest for the nine months ended September 30, 2012 was $121.9 million.

Our operating cash inflows are used for operating expenses, debt service costs, working capital needs, and capital expenditures in the normal course of business. From time to time, we retire portions of our outstanding debt through open market purchases, privately negotiated transactions or otherwise, using available cash on hand or established debt programs. From time to time, we distribute excess cash flow to Caesars Entertainment. The amount of excess cash flow that may be distributed is limited to 85% of excess cash flow with respect to such quarter, as defined in the CMBS Loan Agreement.

Our ability to fund our operations, pay our debt obligations, and fund planned capital expenditures depends, in part, upon economic and other factors that are beyond our control, and disruptions in capital markets and restrictive covenants related to our existing debt could impact our ability to secure additional funds through financing activities. We believe that our cash and cash equivalents balance and our cash flows from operations will be sufficient to meet our normal operating requirements during the next 12 months and to fund capital expenditures.

We cannot assure you that our business will generate sufficient cash flows from operations, or that future borrowings will be available to us, to fund our liquidity needs and pay our indebtedness. If we are unable to meet our liquidity needs or pay our indebtedness when it is due, we may have to reduce or delay refurbishment and expansion projects, reduce expenses, sell assets, or attempt to restructure our debt. Any such actions could negatively impact our competitive position and revenue generation. In addition, we have pledged a significant portion of our assets as collateral under certain of our debt agreements, and, if any of those lenders accelerate the repayment of borrowings, there can be no assurance that we will have sufficient assets to repay our indebtedness.

Capital Resources

In January 2012, we purchased $2.0 million of face value of CMBS Loans for $1.0 million, recognizing a gain of $1.0 million, net of deferred finance charges. In March 2012, we purchased $116.7 million of face value of CMBS Loans for $70.8 million, recognizing a gain of $44.8 million, net of deferred finance charges. In April 2012, we purchased $83.7 million of face value of CMBS Loans for $50.2 million, recognizing a gain of $32.7 million, net of deferred finance charges.

Derivative Instruments

We have an interest rate cap agreement to partially hedge the risk of future increases in the variable rate of the CMBS Financing. The CMBS interest rate cap agreement, which was effective in January 2008 and terminates February 13, 2013, is for a notional amount of $6,500.0 million at a LIBOR cap rate of 4.5%. We are amortizing deferred losses from the interest rate cap frozen in accumulated other comprehensive loss (“AOCL”) into income over the original remaining term of the hedge forecasted transactions that are still probable of occurring.

For the quarter and nine months ended September 30, 2012, we recorded $5.2 million and $15.6 million, respectively, as an increase to interest expense, and we will record an additional $8.7 million as an increase to interest expense and AOCL through the termination date, all related to deferred losses on the interest rate cap. At September 30, 2012, $4,650.2 million of the interest rate cap was designated a cash flow hedging instrument for accounting purposes. Any future changes in fair value of the portion of the interest rate cap not designated as a hedging instrument will be recognized in interest expense during the period in which the changes in value occur.

The hedging relationship between the CMBS Financing and the interest rate cap has remained effective subsequent to each debt extinguishment. In connection with the extinguishments, we reclassified deferred losses out of AOCL and into interest expense associated with the hedge for which the forecasted future transactions are no longer probable of occurring.

GUARANTEES OF THIRD-PARTY DEBT AND OTHER OBLIGATIONS AND COMMITMENTS

Material changes to our aggregate indebtedness are discussed in the “Capital Resources” section of this Exhibit 99.2. As of September 30, 2012, there have been no material changes outside the ordinary course of business to our other known contractual obligations, which are set forth in the table included in the Supplemental Discussion of Caesars Commercial Mortgage-Backed Securities Related Properties filed as Exhibit 99.2 to our Annual Report on Form 10-K for the year ended December 31, 2011.